Exhibit 10.2

July 5, 2006

Mr. John McCormack

20791 Via Corta

San Jose, CA   95120

Dear Mr. McCormack:

We are pleased to offer you a position with Websense, Inc. This letter summarizes the offer’s terms and conditions.  This offer is contigent upon the successful completion of a background check.

Websense agrees to employ you in the position of Senior Vice President, Product Development, beginning July 17, 2006.  Your beginning salary while employed by Websense will be $10,576.92 biweekly.  An additional 25% of your base compensation may be earned as part of a quarterly and year-end bonus, based upon completion of our corporate objectives.  Your job is exempt, which means you are not subject to the minimum wage and overtime provisions of the Federal Fair Labor Standards Act (FLSA).

Websense will provide a relocation bonus of $150,000 upon hire, to be used toward the reimbursement of incremental expenses incurred by your move to San Diego.  This reimbursement is subject to payroll tax and withholding requirements.

Upon entering into a contract for the sale of your home in San Jose or the purchase of a home in San Diego, Websense will provide a second relocation bonus of $175,000 to be used toward the reimbursement of incremental relocation expenses.  This reimbursement is subject to payroll tax and withholding requirements.

Websense will directly pay the cost of transporting your personal belongings to San Diego through our relocation program (estimated value per moving company TBD).  These costs must be approved by Websense’s Human Resources department before they are incurred.  In the event you need to move your household goods twice in a two year time frame (two years from your start of employment at Websense), Websense will directly pay the cost of the two moves.

Should you terminate your employment with Websense within one year of joining, all moving expenses must be repaid to the company.

In addition to your cash compensation, you will also receive a non-qualified stock option to purchase 200,000 shares of Websense common stock subject to Board approval.  One quarter of your option will cliff vest one year after the grant date, with the remaining options vesting monthly for the remaining three years.  Your option exercise price is the closing price of Websense’s common stock on the day your employment begins.

In the event the Company terminates your employment other than for Cause as defined below, you will receive severance pay in the form of six months of base salary paid in six equal monthly installments, less standard deductions and withholdings.  The severance benefits are contingent upon you providing the Company with a fully-effective waiver and release of claims in a form satisfactory to the Company and your compliance with the Company’s standard non-competition and non-solicitation requirements.

“Cause” for termination shall mean a termination of your employment by the Company based upon a good faith determination by the Company that one or more of the following has occurred: (a) your commission of a material act of fraud with respect to the Company, (b) your intentional refusal or willful failure to carry out the reasonable instructions of the Company, (c) your conviction of, or plea of nolo contendere to, at any time, a misdemeanor crime of moral turpitude or a felony (even if such has occurred prior to your employment with the Company), (d) your gross misconduct in connection with the performance of your duties, or (e) your material breach of your obligations to the Company or any agreement between you and the Company.

If the Company determines that any cash severance payment benefit payable to you fails to satisfy the distribution requirement of Section 409A(a)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of Section 409A(a)(2)(B)(i) of the Code, then the payment schedule will be modified as follows:  If acceleration of the benefit will avoid application of Section 409(a)(1) of the Code, then the Company will accelerate the payment of the benefit to the minimum extent necessary so that the benefit is not subject to the provisions of Section 409A(a)(1) of the Code.  If acceleration of the benefit would not avoid the application of Section 409A(a)(1) of the Code, however, then the Company will delay the benefit to the minimum extent necessary so that the benefit is not subject to the provisions of Section 409A(a)(1) of the Code.  If any payments are delayed as a result of the previous sentence, all such delayed payments shall become payable in a lump sum on the first day they can be paid following the termination date.  Thereafter, payments will resume in accordance with the payment schedule set forth in this letter.  The Company may attach conditions to or adjust the severance amounts paid to preserve, as closely as possible, the economic consequences that would have applied in the absence of these requirements; provided, however, that no such condition or adjustment shall result in the payments being subject to Section 409A(a)(1) of the Code.

Included in your compensation is a comprehensive benefits package: life, long-term disability, dental, vision, medical insurance, an optional 401(k) savings plan, Employee Stock Purchase

Plan (ESPP) cafeteria (flex 125) plan, health club discount membership, and Employee Assistance Plan.  Websense, Inc. pays 90% of your health and dental premiums and 70% of the premiums for your dependents.  You are eligible to participate in the Websense insurance plans the first day of the month following your date of hire. In addition, you will receive fifteen days of accrued paid vacation per twelve month period, ten days of holiday pay and five days of sick leave per year.  It is understood that you will take a two week vacation in August of 2006.  That time may be unpaid, or you may use as yet un-accrued vacation time.

As an employee of Websense, Inc., you will be required to comply with all company policies and procedures.  In particular, you will be required to familiarize yourself with and to comply with Websense, Inc.’s policy prohibiting unlawful harassment and discrimination and the policy concerning drugs and alcohol.  Violations of these policies may lead to immediate termination of employment.  All employees are required to sign a proprietary invention agreement as a condition of employment.  In addition, and in accordance with the Federal Immigration Reform Act of 1986, our offer is contingent upon your being able to furnish, on the first day you report to work, documents which verify both your identity and eligibility for employment in the United States.  The list of acceptable documents is included as an attachment to this letter.

Websense reserves the right to change or eliminate any or all of its benefits at any time.  Websense is an “at will” employer.  This means that you may terminate your employment at Websense at any time for any reason whatsoever, simply by notifying Human Resources.  Likewise, Websense may terminate your employment at any time for any reason whatsoever, with or without cause or advance notice.  This at will employment relationship cannot be changed except in writing signed by the Chief Executive Officer of Websense.  The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written.

If this letter accurately reflects your understanding of this employment relationship, please sign below to indicate your acceptance, and return it to me no later than July 11, 2006.  If you would like to fax this letter back to me, please fax it to my confidential fax number: (858) 458-2953.  We look forward to having you join our team!

Sincerely,

/s/ Susan Brown
Susan Brown, SPHR
Vice President, Human Resources and Administration
Websense, Inc.

Accepted By:

/s/ John McCormack	July 5, 2006
John McCormack	Date